Exhibit 99.1

News Release	Contact: Bruce Russell (310) 346-6131 brussell@cyanotech.com

Cyanotech Reports Financial Results for the Third Quarter

and First Nine Months of Fiscal Year 2019

— Net Sales Increase 9.8% to Record $10,044,000 —

KAILUA KONA, Hawaii (February 13, 2019) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health products, announced financial results for the third quarter and first nine months of fiscal year 2019, ended December 31, 2018.

Third Quarter Fiscal 2019

Cyanotech Corporation achieved its highest quarterly net sales total during the third quarter of fiscal 2019 with net sales of $10,044,000 compared to $9,150,000 in the third quarter of fiscal 2018. Gross profit was $4,116,000, with gross profit margin of 41.0%, compared to gross profit of $4,240,000 and gross profit margin of 46.3%. Operating income was $495,000 compared to operating income of $1,110,000. Net income was $288,000 or $0.05 per diluted share, compared to net income of $1,107,000 or $0.19 per diluted share.

Commenting on the third quarter results (changes shown vs. same period of fiscal 2018), Cyanotech’s Chief Executive Officer, Mawae Morton, said:

“Though we are encouraged by the record sales numbers for the quarter, we remain unsatisfied with current profit margins. To improve margins, we intend to continue to adjust and improve our cultivation techniques and technologies, and we will continue to focus on deepening our brand awareness in the consumer market. We are also continuing to explore potential new revenue streams, including leveraging our extraction capacity and expertise to perform extraction services for other algae producers. With improved profitability, the Company will be better positioned to self-fund the various opportunities for growth that are both directly in front of us and over the horizon.”

Providing further detail about the quarterly results, company CFO Brian Orlopp added,

“Net sales reflected an increase of 9.8%, which was driven by higher spirulina sales (up 21.3%) due to a 16% improvement in spirulina production over the same period in the prior year. This resulted in a 41.6% increase in packaged spirulina sales to Nutrex Hawaii customers who were previously constrained by limited product availability. Bulk spirulina sales declined 34.9% as we focused on Nutrex Hawaii orders and rebuilding inventory of finished products. Demand for Hawaiian Spirulina remains high since we have returned to full production, and at the end of the quarter we continued to have a large number of open orders for both our packaged and bulk spirulina products.

“Astaxanthin sales were up 3.9% compared to the same quarter last year. International sales represented 9% of net sales for the current quarter compared to 24% for the same period last year. Direct sales of finished products into the Canadian market continue to build on the amazon.ca online marketplace after its launch in Q2 of fiscal 2019, and sale of the BioAstin Eye Formula continued to grow after its re-launch on costco.com in Q1 of fiscal 2019.

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

“Our gross profit margin decreased 5.3 percentage points compared to the same period last year. This reduction was mainly due to higher costs in the production of astaxanthin, driven by an 18% reduction in astaxanthin production compared with the third quarter of fiscal 2018. Operating expenses increased $0.5 million. General and administrative expenses remained consistent while sales and marketing expenses increased $0.4 million due to a $0.5 million increase in advertising and promotion costs, offset by a $0.1 million decrease in outside services expense. Research and development expenses increased $0.1 million due to a reallocation of personnel resulting from changes in responsibilities and reporting.”

“Additionally”, Mr. Morton reported, “the Company continues to transition with the restructuring of its executive team, in order to provide the diversity and quality of products that our customers expect, and the sound and consistent financial performance that our long term partners and shareholders do as well.”

First Nine Months Fiscal 2019

For the first nine months ended December 31, 2018 compared to the first nine months ended December 31, 2017, net sales were $24,143,000 compared to $26,014,000. Gross profit was $8,237,000, with gross profit margin of 34.1%, compared to $11,463,000 and 44.1%. Net loss was ($2,123,000) or ($0.37) per diluted share, compared to net income of $2,083,000 or $0.36 per diluted share.

Trailing 12 Months

For the trailing 12 months ended December 31, 2018 compared to the trailing 12 months ended December 31, 2017, net sales were $32,244,000 compared to $33,267,000. Gross profit was $10,145,000, with gross profit margin of 31.5%, compared to $14,124,000 and 42.5%. Net loss was ($3,181,000) or ($0.55) per diluted share, compared to net income of $1,810,000 or $0.32 per diluted share.

Please review the Company’s Form 10-Q for the period ended December 31, 2018 for more detailed information.

— Cyanotech will host a Skype broadcast at 8 p.m. EDT on Thursday, February 14, 2019 to respond to questions about its operating results and other topics of interest. Interested parties are asked to submit questions to questions@cyanotech.com before 12 p.m. EDT on Thursday, February 14, 2019. The Company will respond only to relevant questions relating to the Company’s third quarter fiscal 2019 financial performance, and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet approximately five minutes prior to the start time.

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for over 30 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise*. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity.* All Cyanotech products are produced from microalgae grown at our 96-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe (GRAS) for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the FDA. Visit www.cyanotech.com for more information.

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

*These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-Q for the period ended December 31, 2018, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

(Unaudited)

	December 31, 2018	March 31, 2018
ASSETS
Current assets:
Cash	$1,573	$1,329
Accounts receivable, net of allowance for doubtful accounts of $27 at December 31, 2018 and $27 at March 31, 2018	1,883	2,664
Inventories, net	10,112	9,034
Prepaid expenses and other current assets	641	590
Total current assets	14,209	13,617

Equipment and leasehold improvements, net	15,183	15,734
Restricted cash	—	65
Other assets	291	291
Total assets	$29,683	$29,707

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,055	$3,527
Accrued expenses	1,073	892
Short term contract obligation	332	—
Line of credit	1,750	500
Current maturities of long-term debt	663	655
Customer deposits	172	133
Total current liabilities	8,045	5,707

Long-term debt, less current maturities	5,328	5,790
Other long-term liabilities	57	103
Total liabilities	13,430	11,600

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, shares authorized 50,000,000; 5,836,110 shares issued and outstanding at December 31, 2018 and 5,772,032 shares at March 31, 2018	117	115
Additional paid-in capital	32,318	32,051
Accumulated deficit	(16,182)	(14,059)
Total stockholders’ equity	16,253	18,107
Total liabilities and stockholders’ equity	$29,683	$29,707

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2018	2017	2018	2017

NET SALES	$10,044	$9,150	$24,143	$26,014
COST OF SALES	5,928	4,910	15,906	14,551
Gross profit	4,116	4,240	8,237	11,463

OPERATING EXPENSES:
General and administrative	1,337	1,368	4,190	4,132
Sales and marketing	2,068	1,620	5,088	4,549
Research and development	216	142	635	433
Total operating expenses	3,621	3, 130	9,913	9,114

Income (loss) from operations	495	1,110	(1,676)	2,349

Interest expense, net	(134)	(130)	(414)	(371)

Income(loss) before income taxes	361	980	(2,090)	1,978

INCOME TAX EXPENSE (BENEFIT)	73	(127)	33	(105)

NET INCOME (LOSS)	$288	$1,107	$(2,123)	$2,083

NET INCOME (LOSS) PER SHARE:
Basic	$0.05	$0.19	$(0.37)	$0.36
Diluted	$0.05	$0.19	$(0.37)	$0.36

SHARES USED IN CALCULATION OF NET INCOME (LOSS) PER SHARE:
Basic	5,836	5,749	5,809	5,714
Diluted	5,862	5,831	5,809	5,774

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com